     As filed with the Securities and Exchange Commission on July 9, 1999
                                                         Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                             SONIC AUTOMOTIVE, INC.
            (Exact Name of Registrant as Specified in Its Charter)

               Delaware                              5511                       56-2010790
    (State or Other Jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
     Incorporation or Organization)      Classification Code Number)     Identification Number)

                        5401 East Independence Boulevard
                                 P.O. Box 18747
                        Charlotte, North Carolina 28212
                            Telephone (704) 532-3320
      (Name, Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)


                                ---------------
                              Mr. O. Bruton Smith
                      Chairman and Chief Executive Officer
                        5401 East Independence Boulevard
                                 P.O. Box 18747
                        Charlotte, North Carolina 28212
                            Telephone (704) 532-3320
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                                   Copies to:
                              Peter J. Shea, Esq.
                     Parker, Poe, Adams & Bernstein L.L.P.
                              2500 Charlotte Plaza
                        Charlotte, North Carolina 28244
                            Telephone (704) 372-9000
                                ---------------
        Approximate date of commencement of proposed sale to the public:
     From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         Title of Each Class                           Proposed Maximum     Proposed Maximum
          of Securities to             Amount to be     Offering Price          Aggregate           Amount of
            be Registered             Registered (1)      Per Unit(2)     Offering Price(1)(2)   Registration Fee
 Class A Common Stock, par value
  $0.01 per share................... 1,056,839        $ 14.25            $ 15,059,955.75        $ 4,200.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes the registration for resale of the following securities of the Registrant issued in certain transactions not involving a public offering:
    (i) all shares of Class A Common Stock issuable upon conversion of 3,750 shares of the Registrant's Class A Convertible Preferred Stock, Series II, and (ii) 807,463 shares of Class A Common Stock. Estimated solely for purposes of calculating the registration fee in connection with this Registration Statement; assumes that the 3,750 shares of the Registrant's Class A Convertible Preferred Stock are converted into shares of Class A Common Stock based on a market price of $13.6625 per share of Class A
    Common Stock (the average of the daily closing prices of the Class A
    Common Stock on the New York Stock Exchange for the 20 consecutive trading days ending one trading day prior to July 8, 1999).
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee. The average of the high and low prices reported on the New York Stock Exchange was $14.25 on July 8, 1999.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 9, 1999


PROSPECTUS



                               1,056,839 Shares*

[GRAPHIC OMITTED]




                              Class A Common Stock
                                ---------------
     The selling stockholders who are identified in this prospectus may offer and sell all of the shares of Class A common stock of Sonic Automotive, Inc. offered hereby from time to time. We previously issued the shares either in connection with our recent acquisition of the selling stockholders' businesses or have or will have issued the shares upon the selling stockholders' conversion of our preferred stock previously issued in connection with our business acquisitions.

     We are registering the offer and sale of the shares to satisfy our contractual obligations to provide the selling stockholders with freely tradable shares. Sonic will not receive any of the proceeds from the sale of the shares offered hereby. We do not know when the proposed sale of the shares by the selling stockholders will occur.


     The Class A common stock is traded on the New York Stock Exchange under the symbol "SAH." The last sale price of the Class A common stock on the New York Stock Exchange on July 8, 1999 was $14 1/8 per share. You are urged to obtain current market data.


     Investing in the Class A common stock involves risks which are described in the "Risk Factors" section beginning on page 4 of this prospectus.
---------
 * The shares offered hereby include the resale of 807,463 shares of Class A common stock and a presently indeterminate number of shares of Class A common stock issuable upon the conversion of 3,750 shares of Sonic's Class A convertible preferred stock, Series II. The total number of shares of Class A common stock indicated to be offered for resale by the selling stockholders is an estimate based upon July 8, 1999 being the date of conversion of the 3,750 shares of preferred stock into shares of Class A common stock. This estimate is subject to adjustment and could be materially less or more than this estimated amount depending upon factors we cannot now predict, including the future market price of the Class A common stock and the decision by the holder of the preferred stock as to when to convert these shares. If the date of July 8, 1999 was used as the date of conversion for the 3,750 shares of preferred stock, then Sonic would be obligated to issue a total of approximately 249,376 shares of Class A common stock to the holder of this preferred stock.

   You should not use the foregoing discussion as a prediction of the future market price of the Class A common stock or the date when holders will elect to convert preferred stock into shares of Class A common stock.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                   The date of this prospectus is      , 1999

                               TABLE OF CONTENTS



                                                               Page
                                                              -----
           Cautionary Notice Regarding Forward-Looking
           Statement.........................................   2
           Summary ..........................................   4
           Risk Factors .....................................   4
           Where You Can Find More Information about Sonic ..  16
           Use of Proceeds ..................................  17
           Selling Stockholders .............................  17
           Plan of Distribution .............................  18
           Material Changes .................................  19
           Description of Capital Stock .....................  19
           Certain Manufacturer Restrictions ................  23
           Legal Matters ....................................  24
           Experts ..........................................  24

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus, its supplements and documents incorporated by reference into it contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Litigation Securities Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations, or of our directors or officers, with respect to, among other things:

     (1) our potential acquisitions;

     (2) our financing plans;

     (3) trends affecting our financial condition or results of operations; and


     (4) our business and growth strategies.

     You are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including:

     o local and regional economic conditions in the areas we serve;

     o the level of consumer spending;

     o our relationships with manufacturers;

     o high competition;

     o site selection and related traffic and demographic patterns;

     o inventory management and turnover levels;

     o realization of cost savings; and

     o our success in integrating recent and potential future acquisitions.

     Additional factors that could negatively affect our future financial condition and operations are discussed under the heading "Risk Factors" and in other parts of this prospectus. We urge you to consider these factors carefully before investing in our Class A common stock.

     All forward-looking statements made by us in this prospectus, its supplements and documents incorporated by reference into it are qualified by the cautionary statement above.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities (1) in any jurisdiction where the offer or sale is not permitted, (2) where the person making the offer is not qualified to do so, or
(3) to any person who can not legally be offered the securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     Sonic is one of the top ten automotive retailers in the United States, as measured by total revenue, operating dealerships and collision repair centers in several metropolitan areas of the southeastern, midwestern and southwestern United States. We sell new and used cars, light trucks and replacement parts and provide vehicle maintenance, warranty, paint and repair services. We also arrange related financing and insurance for our automotive customers.

     Sonic has implemented a "hub and spoke" acquisition strategy. Generally, when we enter a new geographic market, we first seek to acquire a well performing dealership with an excellent management team. We then capitalize on management's operating experience and knowledge of the surrounding markets to identify and acquire additional dealerships. In addition to indentifying, consummating and integrating attractive acquisitions, we continually focus on improving our existing dealership operations.

     The Class A common stock is traded on the New York Stock Exchange under the trading symbol "SAH." Our principal executive offices are located at 5401 East Independence Blvd., Charlotte, North Carolina 28212, Telephone (704) 532-3320.


                                 RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors set forth below, before investing in the shares being offered.


Automobile Manufacturers Exercise Significant Control Over Sonic's Operations and Sonic Is Dependent on Them to Operate its Business

     Each of Sonic's dealerships operates pursuant to a franchise agreement with the applicable automobile manufacturer or manufacturer authorized distributor. Sonic is dependent to a significant extent on its relationships with such manufacturer. Without a franchise agreement, we cannot obtain new vehicles from a manufacturer.

     Vehicles manufactured by the following manufacturers accounted for the indicated approximate percentage of our 1998 new vehicle revenue:



                                      Percentage of Our
Manufacturer                      1998 New Vehicle Revenues
-------------------------------- --------------------------
  Ford Motor Company                         44.0%
  Daimler-Chrysler Corporation               19.0%
  Toyota Motor Sales (U.S.A.)                10.7%
  General Motors Corporation                  6.2%
  BMW                                         5.3%

     No other manufacturer accounted for more than 5% of our new vehicle sales during 1998. A significant decline in the sale of Ford, Daimler-Chrysler, Toyota, GM or BMW new vehicles could have a material adverse effect on our revenues and profitability.

     Manufacturers exercise a great degree of control over the operations of Sonic's dealerships. Each of our franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management and other material breaches of the franchise agreements. Manufacturers may also have a right of first refusal if we seek to sell our dealerships. We believe that we will be able to renew all of our existing franchise agreements upon expiration.

   o We cannot assure you that any of our franchise agreements will be renewed or that the terms and conditions of such renewals will be favorable to us.


   o If a manufacturer is allowed under state franchise laws to terminate or decline to renew one or more of Sonic's significant franchise agreements, this action could have a material adverse effect on our results of operations.

   o Actions taken by manufacturers to exploit their superior bargaining position in negotiating the terms of renewals of our franchise agreements or otherwise could also have a material adverse effect on our results of operations.

     Manufacturers allocate their vehicles among dealerships generally based on the sales history of each dealership. Consequently, we also depend on the manufacturers to provide us with a desirable mix of popular new vehicles. These popular vehicles produce the highest profit margins and tend to be the most difficult to obtain from the manufacturers.

   o Sonic's dealerships depend on the manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support dealership new vehicle sales. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or discontinuation of a manufacturer's incentive programs may materially adversely affect our profitability.


Adverse Conditions Affecting One or More Manufacturers May Negatively Impact
    Sonic's Profitability

     The success of each of Sonic's dealerships depends to a great extent on the manufacturers':

     o financial condition;

     o marketing;

     o vehicle design;

     o production capabilities; and

     o management.

     Events such as strikes and other labor actions by unions, or negative publicity concerning a particular manufacturer or vehicle model, may materially and adversely affect our results of operations. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods when new products are being introduced, can reduce our sales. Although, we have attempted to lessen our dependence on any one manufacturer by establishing dealer relationships with a number of different domestic and foreign automobile manufacturers, adverse conditions affecting manufacturers, Ford, Daimler-Chrysler, Toyota or GM in particular, could have a material adverse effect on our results of operations. For instance, workers at a Chrysler engine plant went on strike in April 1997 for 29 days. The strike by the United Auto Workers caused Chrysler's vehicle production to drop during the Spring of 1997, especially for production of its most popular truck and van models. This strike materially affected Sonic due to Chrysler's inability to provide us with a sufficient supply of new vehicles and parts during the strike. In addition, in June 1998, the United Auto Workers went on strike at two GM facilities in Flint, Michigan. The strike lasted 53 days, causing 27 GM manufacturing facilities to shut down during the strike and severely affecting production of GM vehicles during the strike. In the event of another strike, Sonic may need to purchase inventory from other automobile dealers at prices higher than it would be required to pay to the affected manufacturer in order to carry an adequate level and mix of inventory. Consequently, strikes or other adverse labor actions could materially adversely affect our profitability.


Manufacturer Stock Ownership/Issuance Limits Limit Sonic's Ability to Issue Additional Equity to Meet Its Financing Needs

     Standard automobile franchise agreements prohibit transfers of any ownership interests of a dealership and its parent, such as Sonic, and, therefore, often do not by their terms accommodate public trading of the capital stock of a dealership or its parent. Our manufacturers have agreed to permit trading in the Class A common stock. A number of manufacturers impose restrictions upon the transferability of the Class A common stock.

   o Ford may cause us to sell or resign from one or more of our Ford franchises if any person or entity (other than the current holders of our Class B common stock, and their lineal descendants and affiliates (collectively, the "Smith Group")) acquires 15% or more of our voting securities.

   o General Motors, Toyota and Nissan Motor Corporation In U.S.A. ("Infiniti") may force the sale of their respective franchises if 20% of more of our voting securities are similarly acquired.

   o American Honda Co., Inc. may force the sale of our Honda franchise if any person or entity, excluding members of the Smith Group, acquires 5% of the common stock (10% if such entity is an institutional investor), and Honda deems such person or entity to be unsatisfactory.

   o Volkswagen of America, Inc. requires prior approval of any change in voting or managerial control of Sonic that would affect Sonic's control or management of its Volkswagen franchise subsidiaries.

   o Chrysler requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic.

   o Mercedes requires 60 days notice to approve the acquisition of securities representing 20% or more of the voting rights of Sonic.

In addition, other manufacturers may seek to impose other similar restrictions.

     In a similar manner, Sonic's lending arrangements require that the Smith Group maintain voting control over Sonic. Any transfer of shares of common stock, including a transfer by members of the Smith Group, will be outside our control. If such transfer results in a change in control of Sonic, it could result in the termination or non-renewal of one or more of our franchise agreements and a default under our credit arrangements. Moreover, these issuance limitations may impede Sonic's ability to raise capital through additional equity offerings or to issue Sonic stock as consideration for future acquisitions. The restrictions under Sonic's franchise agreements or lending arrangements also may prevent or deter prospective acquirors from acquiring control of Sonic and adversely impact the price of Sonic's Class A common stock.


Manufacturers' Restrictions on Acquisitions Could Limit Sonic's Future Growth

     We are required to obtain the consent of the applicable manufacturer before the acquisition of any additional dealership franchises. We cannot assure you that manufacturers will grant such approvals, although the denial of such approval may be subject to certain state franchise laws. In the course of acquiring Jaguar franchises associated with dealerships in Chattanooga, Tennessee and Greenville, South Carolina, Jaguar declined to consent to Sonic's proposed 1997 acquisitions of those franchises.

     Obtaining manufacturer consent for acquisitions could also take a significant amount of time. Obtaining manufacturer approval for our 1997 and 1998 acquisitions, other than Jaguar, which was not obtained, took approximately five months. We believe that manufacturer approvals of subsequent acquisitions from manufacturers with which Sonic has previously completed applications and agreements may take less time, although we cannot provide you with assurances to that effect.

     If we experience delays in obtaining, or fail to obtain, manufacturer approvals for dealership acquisitions, our growth strategy could be materially adversely affected. In determining whether to approve an acquisition, the manufacturers may consider many factors, including the moral character, business experience, financial condition, ownership structure and customer satisfaction index scores ("CSI scores") of Sonic and its management. In addition, under an applicable franchise agreement or under state law a manufacturer may have a right of first refusal to acquire a dealership in the event we seek to acquire a dealership franchise.

     In addition, a manufacturer may seek to limit the number of its dealerships that may be owned by Sonic, Sonic's national market share of that manufacturer's products or the number of dealerships Sonic may own in a particular geographic area. These restrictions may not be enforceable under state franchise laws.
   o Ford currently limits us to no more than the lesser of (1) 15 Ford and 15 Lincoln Mercury dealerships or (2) that number of Ford and Lincoln Mercury dealerships accounting for 2% of the preceding year's retail sales of those brands in the United States. Ford also limits us to owning only one Ford dealership in any Ford-defined market area having three or fewer Ford dealerships in it and no more than 25% of the Ford dealerships in a market area having four or more Ford dealerships.
   o Toyota currently restricts the number of dealerships that may be owned by any one group to seven Toyota and three Lexus dealerships nationally and restricts the number of dealerships that may be owned to (1) the greater of one dealership, or 20% of the Toyota dealer count in a Toyota-defined "Metro" market, (2) the lesser of five dealerships or 5% of the Toyota dealerships in any Toyota region (currently 12 geographic regions), and
    (3) two Lexus dealerships in any one of the four Lexus geographic areas. Toyota further requires that at least nine months elapse between acquisitions.
   o In late 1998, Honda announced its revised policy that it will enter into a "framework agreement" with any publicly-owned Honda dealer entity. The purpose of this agreement is primarily to set specific limitations on the number of Honda and Acura dealerships nationally, in each Honda- and Acura-defined geographic zones and in each Honda- and Acura-defined "Metro" market. Honda has not yet provided us with such a framework agreement. Presently, Honda restricts us from holding more than seven Honda or more than three Acura franchises nationally and restricts the number of franchises to (1) one Honda dealership in a Honda-defined "Metro" market with two to 10 Honda dealerships, (2) two Honda dealerships in a Metro market with 11 to 20 Honda dealerships, (3) three Honda dealerships in a Metro market with 21 or more Honda dealerships, (4) no more than 4% of the Honda dealerships in any one of 10 Honda-defined geographic zones, (5) one Acura dealership in a Metro market, and (6) two Acura dealerships in any one of the six Acura-defined geographic zones.

   o Mercedes restricts any company from owning that number of Mercedes dealerships with sales of more than 3% of total sales of Mercedes vehicles in the U.S. during the previous calendar year. In addition, Mercedes has limited Sonic from acquiring more than four additional Mercedes dealerships until November 1999. During this period,

    Mercedes will evaluate the performance of our acquired Mercedes dealerships before permitting us to acquire additional Mercedes dealerships.

   o GM limited the number of GM dealerships that we may acquire during the period from September 15, 1997 to June 10, 2000 to 15 additional GM dealership locations. We currently own and have agreements to acquire a total of 15 GM dealerships. GM currently limits the maximum number of GM dealerships that we may acquire to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area having multiple GM dealers.

     o Toyota and Honda also prohibit ownership of contiguous dealerships.

   o Subaru limits us to no more than two Subaru dealerships within certain designated market areas, four Subaru dealerships within the Mid-America region and twelve dealerships within Subaru's entire area of distribution.


     o Toyota, Honda and Mercedes also prohibit the coupling of a franchise with any other brand without their consent.

     As a condition to granting their consent to our 1997 acquisitions, a number of manufacturers forced Sonic to agree to additional restrictions. These agreements principally restrict (1) material changes in Sonic or extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in the Board of Directors or management of Sonic that could have a material adverse effect on the manufacturer's image or reputation or could be materially incompatible with the manufacturer's interests; (2) the removal of a dealership general manager without the consent of the manufacturer; and (3) the use of dealership facilities to sell or service new vehicles of other manufacturers. If we are unable to comply with these restrictions, we generally must (1) sell the assets of the dealerships to the manufacturer or to a third party acceptable to the manufacturer, or (2) terminate the dealership agreements with the manufacturer. Other manufacturers may impose other and more stringent restrictions in connection with future acquisitions.

We own the following number of franchises for the following manufacturers:



                      Number                            Number
Manufacturer      of Franchises     Manufacturer     of Franchises
--------------   ---------------   --------------   --------------
  BMW                  7           Volkswagon             3
  Ford                 7           Volvo                  3
  Chevrolet            7           GMC                    2
  Cadillac             6           Hyundai                2
  Chrysler             6           Infiniti               2
  Oldsmobile           6           Lincoln                2
  Plymouth             6           Nissan                 2
  Dodge                4           Acura                  1
  Jeep                 4           Audi                   1
  Isuzu                3           Buick                  1
  KIA                  3           Honda                  1
  Mercedes             3           Lexus                  1
  Mercury              3           Pontiac                1
  Mitsubishi           3           Porsche                1
  Toyota               3           Range Rover            1
                                   Subaru                 1

Jaguar Has Not Consented to Two Acquisitions

     In the course of seeking to acquire Jaguar franchises in Chattanooga, Tennessee and Greenville, South Carolina, Jaguar declined to consent to Sonic's proposed acquisitions of these franchises. In settling legal actions brought against Jaguar by the seller of the Chattanooga Jaguar franchise, Sonic agreed with Jaguar not to acquire any Jaguar franchise until August 3, 2001.


Sonic's Failure to Meet A Manufacturer's Consumer Satisfaction Requirements May Adversely Affect Our Ability to Acquire New Dealerships

     Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through systems which vary from manufacturer to manufacturer but which are generally known as "CSI." These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions. The components of CSI have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. To date, we have not been materially adversely affected by these standards and have not been denied approval of any acquisition based on low CSI scores, except for Jaguar's refusal to approve our acquisition of a Chattanooga Jaguar franchise in 1997. See " -- Jaguar Has Not Consented to Two Acquisitions." However, we cannot assure you that Sonic will be able to comply with these standards in the future. A manufacturer may refuse to consent to an acquisition of one of its franchises if it determines our dealerships do not comply with the manufacturer's CSI standards. This could adversely affect our acquisition strategy.


Limitations on Sonic's Financial Resources Available for Acquisitions

     We intend to finance our acquisitions with cash on hand, through issuances of our stock or debt securities and through borrowings under credit arrangements.

     o We cannot assure you that we will be able to obtain additional financing by issuing our stock or debt securities.

     o Using issuances of our stock to complete acquisitions could significantly dilute our existing stockholders.

     o Using cash to complete acquisitions could substantially limit our operating or financial flexibility.

   o If we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which could materially adversely affect our growth strategy.

     In addition, Sonic is dependent to a significant extent on its ability to finance its inventory. Automotive retail inventory financing involves significant sums of money in the form of "floor plan financing." Floor plan financing is how a dealership finances its purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells that particular vehicle, paying interest during this period. As of March 31, 1999, Sonic had approximately $264.8 million of floor plan indebtedness outstanding, all of which is under Sonic's floor plan credit facility (the "Floor Plan Facility") with Ford Motor Credit. Substantially all the assets of our dealerships are pledged to secure such indebtedness, which may impede our ability to borrow from other sources. Ford Motor Credit is associated with Ford. Consequently, any deterioration of our relationship with Ford could adversely affect our relationship with Ford Motor Credit and vice-versa. In addition, Sonic must obtain new floor plan financing or obtain consents to assume such financing in connection with its acquisition of dealerships.

     O. Bruton Smith, our Chief Executive Officer and Chairman of the Board, initially guaranteed the obligations of Sonic under Sonic's unsecured acquisition line of credit (the "Revolving Facility") with Ford Motor Credit. Such obligations were further secured with a pledge of shares of common stock of Speedway Motorsports, Inc. owned by Sonic Financial Corporation, a corporation controlled by Mr. Smith, having an estimated value at the time of pledge of approximately $50.0 million (the "Revolving Pledge"). When the Revolving Facility's borrowing limit was increased to $75.0 million in 1997, Mr. Smith's personal guarantee of Sonic's obligations under the Revolving Facility was released, although the Revolving Pledge remained in place. Mr. Smith was also required by Ford Motor Credit to lend $5.5 million (the "Subordinated Smith Loan") to Sonic to increase Sonic's capitalization because the net proceeds from Sonic's November 1997 initial public offering were significantly less than expected by Sonic and Ford Motor Credit. In August 1998, Ford Motor Credit released the Revolving Pledge. In December 1998, Ford Motor Credit agreed to increase the borrowing limit under the Revolving Facility to $100.0 million, and in June 1999, Ford Motor Credit agreed to further increase the borrowing limit under the Revolving Facility to $150.0 million. Mr. Smith may be unwilling to make any such commitments in the future if such commitments are needed.


Leverage

     As of March 31, 1999, Sonic's long-term debt was 51.5% of its total capitalization. As of March 31, 1999, Sonic's total consolidated long-term indebtedness (including certain affiliated payables) was $189.4 million, its total consolidated short-term indebtedness (including floor plan notes payable) was $266.0 million and its total stockholders' equity was $178.6 million. In addition, the indenture relating to our senior subordinated notes and other debt instruments of Sonic and its subsidiaries allow Sonic and its subsidiaries to incur additional indebtedness, including secured indebtedness.

     The degree to which Sonic is leveraged could have important consequences to the holders of our securities, including the following:

   o our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future;

   o a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our senior subordinated notes, borrowings under the revolving facility, a standardized floor plan credit facility with Ford Motor Credit for each of our dealership subsidiaries and other indebtedness, thereby reducing the funds available to us for our operations and other purposes;

   o certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates;

   o the indebtedness outstanding under our credit facilities is secured by a pledge of substantially all the assets of our dealerships; and

   o we may be substantially more leveraged than certain of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

     In addition, our debt agreements contain numerous covenants that will limit the discretion of Sonic's and its subsidaries' management with respect to business matters, including mergers or acquisitions, paying dividends, incurring additional debt, making capital expenditures or disposing assets.


Automobile Retailing Is A Mature Industry With Limited Growth Potential in New Vehicle Sales and Sonic's Acquisition Strategy Will Affect Its Revenues and Earnings

     The United States automobile dealership industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. As a consequence, growth in our revenues and earnings is likely to be significantly affected by our success in acquiring and integrating dealerships and the pace and size of such acquisitions.


High Competition in Automobile Retailing Reduces Sonic's Profit Margins on Vehicle Sales

     Automobile retailing is a highly competitive business with over 22,000 franchised automobile dealerships in the United States at the beginning of 1998. Our competition includes:

   o Franchised automobile dealerships selling the same or similar makes of new and used vehicles we offer in our markets and sometimes at lower prices than us. Some of these dealer competitors may be larger and have greater financial and marketing resources than Sonic;

     o Other franchised dealers;

     o Private market buyers and sellers of used vehicles;

     o Used vehicle dealers;

     o Service center chain stores; and

     o Independent service and repair shops.

     Gross profit margins on sales of new vehicles have been declining since 1986. The used car market faces increasing competition from untraditional outlets such as used-vehicle "superstores." Many used-vehicle superstores use sales techniques, such as one price shopping, that are untraditional and appealing to certain consumers. Presently, only one of Sonic's dealerships uses one price shopping techniques. Several groups have begun to establish nationwide networks of used-vehicle superstores. Used-vehicle superstores compete with us in many of the markets where we have significant operations. "No negotiation" sales methods are also being tried for new cars by at least one of these superstores and by dealers for Saturn and other dealerships. Some of our competitors may be capable of operating on smaller gross margins than us, and may have greater financial, marketing and personnel resources than us.

     The Internet is becoming a significant part of the sales process in our industry. Customers are using the Internet to compare pricing for cars and related finance and insurance services which may further reduce margins for new cars and profits for related finance and insurance services.

     In addition, Ford and GM have announced that they are entering into joint ventures to acquire dealerships in various cities in the United States and Saturn has announced its intention to acquire its dealerships. In addition, other manufacturers may directly enter the retail market in the future. Our revenues and profitability could be materially adversely affected by manufacturers' direct retailing efforts.

     The increased popularity of short-term vehicle leasing also has resulted, as these leases expire, in a large increase in the number of late model vehicles available in the market, which puts added pressure on new vehicle margins. As Sonic seeks to acquire dealerships in new markets, it may face increasingly significant competition as it strives to gain market share through acquisitions or otherwise. This competition includes other large dealer groups and dealer groups that have publicly-traded equity.

     Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability could be materially adversely affected if any of our manufacturers award franchises to others in the same markets where we operate, although certain state franchise laws may limit such activities by the manufacturers. A similar adverse affect could occur if existing competing franchised dealers increase their market share in our markets. Our gross margins may decline over time as we expand into markets where we do not have a leading position. These and other competitive pressures could materially adversely affect Sonic's results of operations.


The Cyclical and Local Nature of Automobile Sales May Adversely Affect Sonic's
   Profitability

     The automobile industry is cyclical and historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence, the level of discretionary personal income, interest rates and credit availability. For the year ended December 31, 1998, industry retail unit sales increased 2.9% as a result of retail car unit sales declines of 1.1% offset by retail truck unit sales gains of 7.7% from the same period in 1997. Future recessions may have a material adverse effect on our business.

     Local economic, competitive and other conditions also affect the performance of dealerships. Sonic's dealerships currently are located in the Atlanta, Birmingham, Charlotte, Chattanooga, Columbus, Dallas, Daytona Beach, Greenville/Spartanburg, Houston, Montgomery, Nashville and Tampa/Clearwater markets. We intend to pursue acquisitions outside of these markets, but our operational focus is on our current markets. As a result, Sonic's results of operations depend substantially on general economic conditions and consumer spending habits in the Southeast and, to a lesser extent, in the Houston and Columbus markets. Sonic's results of operations also depend on other factors, such as tax rates and state and local regulations specific to Alabama, Florida, Georgia, North Carolina, Ohio, South Carolina, Tennessee and Texas. Sonic may not be able to expand geographically and any such expansion may not adequately insulate it from the adverse effects of local or regional economic conditions.


Risks of Consolidating Operations as a Result of Recent Acquisitions May Adversely Affect Sonic's Future Operating Results

     We acquired 19 dealerships in 1998. These dealerships were operated and managed independently from Sonic until we acquired them. Sonic's future operating results will depend on our ability to integrate the operations of these businesses and manage the combined enterprise. We cannot assure you that we will be able to effectively and profitably integrate in a timely manner any of the dealerships included in our 1998 acquisitions or any future acquisitions, or to manage the combined entity without substantial costs, delays or other operational or financial problems. Our inability to do so could have a material adverse effect on Sonic's business, financial condition and results of operations.


Risks Associated with Acquisitions May Hinder Sonic's Ability to Increase Revenues and Earnings

     The retail automobile industry is considered a mature industry in which minimal growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships as well as on our ability to manage expansion, control costs in our operations and consolidate dealership acquisitions, including our 1998 and completed 1999 acquisitions, into existing operations. In pursuing a strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

     o incurring significantly higher capital expenditures and operating expenses;

     o failing to assimilate the operations and personnel of the acquired dealerships;

     o disrupting Sonic's ongoing business;

     o diverting Sonic's limited management resources;

     o failing to maintain uniform standards, controls and policies;

     o impairing relationships with employees and customers as a result of changes in management;

     o causing increased expenses for accounting and computer systems, as well as integration difficulties; and

     o failure to obtain a manufacturer's consent to one of its dealership franchises.

     Failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. Installing new computer systems has in the past disrupted existing operations as management and salespersons adjust to new technologies. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with our acquisitions, including our 1998 and completed 1999 acquisitions.

     Although there are many potential acquisition candidates that fit our acquisition criteria, we cannot assure you that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at acceptable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. The magnitude, timing and nature of future acquisitions will depend upon various factors, including:

     o the availability of suitable acquisition candidates;

     o competition with other dealer groups for suitable acquisitions;

     o the negotiation of acceptable terms;

     o Sonic's financial capabilities;

     o the availability of skilled employees to manage the acquired companies;
and

     o general economic and business conditions.

     In addition, Sonic's future growth as a result of our acquisition of automobile dealerships will depend on our ability to obtain the requisite manufacturer approvals. We cannot assure you that we will be able to obtain such consents in the future.

     We may be required to file applications and obtain clearances under applicable federal antitrust laws before completing an acquisition. These regulatory requirements may restrict or delay our acquisitions, and may increase the cost of completing acquisitions.


The Operating Condition of Acquired Businesses Cannot Be Determined Accurately Until Sonic Assumes Control

     Although we have conducted what we believe to be a prudent level of investigation regarding the operating condition of the businesses we purchase in light of the circumstances of each transaction, certain unavoidable levels of risk remain regarding the actual operating condition of these businesses. Until we actually assume operating control of such assets, we may not be able to ascertain the actual value of the acquired entity.

Potential Adverse Market Price Effect of Additional Shares Eligible for Future
   Sale

     The market price of our Class A common stock could be adversely affected by the availability for public sale of up to 20,077,396 shares held or issuable on July 8, 1999, including:



   Number of Shares of
  Class A Common Stock                    Manner of Holding and/or Issuance
------------------------   --------------------------------------------------------------
       12,300,000(1)       Issuable on conversion of 12,300,000 shares of our Class B common stock owned by existing stockholders of Sonic.
                           These shares of Class A common stock are subject to
                           certain piggyback registration rights.
          242,782(1)       Issuable on exercise of warrants issued in our business
                           acquisitions.
        2,200,076(1)(2)    Issued or issuable on conversion of outstanding shares of
                           our Class A convertible preferred stock that were issued in our business acquisitions.
        1,440,022          Issued in our business acquisitions and currently registered for sale under the Securities Act pursuant to a shelf
                           registration.
        3,427,798          Issuable on exercise of options granted under our 1997
                           Stock Option Plan. All such shares are registered for sale under the Securities Act.
          396,718          Issuable on exercise of options granted under our employee stock purchase plans. All such shares are registered for sale under the Securities Act.
           70,000          Issuable on exercise of options granted under our Directors
                           Formula Stock Option Plan. All such shares are registered
                           for sale under the Securities Act.

---------
(1) All such shares are "restricted securities" as defined in Rule 144 under the Securities Act and may be resold in compliance with Rule 144.

(2) The number of shares of Class A common stock issuable upon conversion of outstanding shares of our preferred stock is an estimate based on the assumption that the average of the daily closing prices for the Class A common stock on the NYSE for the 20 consecutive trading days ending one trading day before such conversion was $13.6625 per share. This number is subject to adjustment based on the common stock price on the date of conversion and could be materially more or less than this estimated amount depending on factors that we cannot presently determine. These factors include the future market price of the Class A common stock and the decisions of the holders of the preferred stock as to when to convert their shares of preferred stock. Generally, such issuances of Class A common stock will vary inversely with the market price of the Class A common stock.

     In connection with pending acquisitions, Sonic has agreed to issue approximately $24.0 million in Class A common stock. All of these shares have registration rights. Sonic intends in its business acquisitions to issue additional shares of equity securities that may have registration rights as well as be eligible for resale under Rule 144. The resale of substantial amounts of Class A common stock, or the perception that such resales may occur, could materially and adversely affect the prevailing market prices for the Class A common stock and the ability of Sonic to raise equity capital in the future.

     Sonic also has registration rights agreements with holders of:

     o 500,833 shares of Class A common stock, and

  o 4,750 shares of preferred stock, which are convertible into 318,430 shares of Class A common stock if such conversion was based on $13.6625 being the 20-day average closing price of our Class A common stock.


Potential Conflicts of Interest Between Sonic and Its Officers Could Adversely Affect Our Future Performance

     Bruton Smith serves as the chairman and chief executive officer of Speedway Motorsports, Inc. and as the chairman of Mar Mar Realty Trust, a real estate investment trust that is specializing in the acquisition and leasing of the real estate of automobile dealerships and automotive related businesses. Accordingly, Sonic competes with Speedway Motorsports and Mar Mar for the management time of Mr. Smith. Under his employment agreement with Sonic, Mr. Smith is required to devote approximately 50% of his business time to our business. The remainder of his business time may be devoted to other entities including Speedway Motorsports and Mar Mar.

     We have in the past and will likely in the future enter into transactions with entities controlled by Mr. Smith or other affiliates of Sonic. Sonic has entered into certain property transactions with Mar Mar or its affiliates. We believe that all of our existing arrangements with affiliates, including those with Mar Mar, are favorable to us and are as if the arrangements were negotiated between unaffiliated parties. Since no independent appraisals were obtained, we cannot assure you that our transactions with Mar Mar are on terms no less favorable than could have been obtained from unaffiliated third parties. Potential conflicts of interest could also arise in the future between Sonic and these affiliated parties in connection with the enforcement, amendment or termination of these arrangements.

     On June 30, 1999, Mr. Smith and other affiliates of Mar Mar signed an agreement to sell the ownership of MMR Holdings to an affiliate of Capital Automotive REIT, which is unaffiliated with Sonic, Mar Mar or Mr. Smith. MMR Holdings, which is owned directly or indirectly by Mr. Smith, owns or will own after the closing of our previously announced acquisitions, 52 properties leased or to be leased to us. We anticipate that the sale of MMR Holdings will close in the third quarter of 1999. In a separate transaction, Sonic entered into an agreement with Capital Automotive whereby Capital Automotive agreed to provide Sonic with up to $75,000,000 in real estate financing through December 31, 1999. When the agreement for the sale of MMR Holdings was signed, we, Mar Mar and MMR Holdings terminated our strategic alliance agreement whereby Mar Mar had provided Sonic with real estate financing, acquisition referral and related services. After MMR Holdings is sold, Mar Mar and its affiliates will cease their present operations. See "Material Changes."

     Under Delaware law generally, a corporate insider is precluded from acting on a business opportunity in his individual capacity if that opportunity is (a) one which the corporation is financially able to undertake, (b) is in the line of the corporation's business, (c) is of practical advantage to the corporation and (d) is one in which the corporation has an interest or reasonable expectancy. Accordingly, our corporate insiders are generally prohibited from engaging in new business opportunities outside of Sonic unless a majority of our disinterested directors decide that such opportunities are not in our best interest.

     Our charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in similar transactions with an unrelated third party. Moreover, any such transactions involving aggregate payments in excess of $500,000 must be approved by a majority of our directors and a majority of our independent directors. Otherwise, Sonic must obtain an opinion as to the financial fairness of the transaction to be issued by an investment banking or appraisal firm of national standing. In addition, the terms of the Revolving Facility and our senior subordinated notes restrict transactions with affiliates in a manner similar to our charter restrictions.


Lack of Majority of Independent Directors Could Result in Conflicts with Management and Majority Stockholders That May Reduce Sonic's Future Performance


     Independent directors do not constitute a majority of the Board, and our Board may not have a majority of independent directors in the future. Without a majority of independent directors, our executive officers, principal stockholders and directors could establish policies and enter into transactions without independent review and approval, subject to certain restrictions under our charter. These policies and transactions could present the potential for a conflict of interest between Sonic and its minority stockholders and the controlling officers, stockholders or directors.

The Loss of Key Personnel and the Limited Management and Personnel Resources of Sonic Could Adversely Affect Sonic's Operations and Growth

     Our success depends to a significant degree upon the continued contributions of our management team (particularly its senior management) and service and sales personnel. Additionally, manufacturer franchise agreements require the prior approval of the applicable manufacturer before any change is made in franchise general managers. For instance, Volvo has required that Richard Dyer maintain a 20% interest in, and be the general manager of, Sonic's Volvo dealerships formerly owned by him. In addition, Mercedes requires that the individual dealer operator of our Mercedes dealerships own at least a 20% interest in our Mercedes dealerships. We do not have employment agreements with many of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees could have a material adverse effect on our results of operations.

     In addition, as we expand we may need to hire additional managers and will likely be dependent on the senior management of any businesses acquired. The market for qualified employees in the industry and in the regions in which Sonic operates, particularly for general managers and sales and service personnel, is highly competitive and may subject Sonic to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on our results of operations. In addition, the lack of qualified management or employees employed by our potential acquisition candidates may limit our ability to consummate future acquisitions.


Seasonality of the Automotive Retail Business Adversely Affects First Quarter Revenues

     Our business is seasonal, with a disproportionate amount of revenues received in the second, third and fourth fiscal quarters.


Imported Product Restrictions and Foreign Trade Risks May Impair Sonic's Ability to Sell Foreign Vehicles Profitably

     Some of the vehicles and major components of vehicles we sell are manufactured in foreign countries. Accordingly, we are subject to the import and export restrictions of various jurisdictions and are dependent to some extent upon general economic conditions in, and political relations with, a number of foreign countries, particularly Germany, Japan and Sweden. Fluctuations in currency exchange rates may also adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties.


Governmental Regulation and Environmental Regulation Compliance Costs May Adversely Affect Sonic's Profitability

     We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, and consumer protection laws. The violation of these laws and regulations can result in civil and criminal penalties against us or in a cease and desist order against our operations if we are not in compliance. Our future acquisitions may also be subject to regulation, including antitrust reviews. We believe that we comply in all material respects with all laws and regulations applicable to our business, but future regulations may be more stringent and require us to incur significant additional costs.

     Our facilities and operations are also subject to federal, state and local laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation, release and disposal of solid and hazardous materials and wastes and the clean up of contaminated property or water. We may be required by these laws to pay the full amount of the costs of investigation and/or remediation of contaminated properties, even if we are not at fault for the materials disposed or if such disposal was legal at the time. People who may be found liable under these laws and regulations include the present or former owner or operator of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property.

     Our past and present business operations are subject to environmental laws and regulations governing the use, storage, handling and disposal of hazardous or toxic substances such as new and waste motor oil, oil filters, transmission fluid, antifreeze, freon, new and waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. We are also subject to laws and regulations because of underground storage tanks that exist or used to exist at many of our properties. Sonic, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations. In addition, soil and groundwater contamination exists at certain of our properties. We cannot assure you that our other properties have not been or will not become similarly contaminated. In addition, we could become subject to new or unforeseen environmental costs or liabilities because of our acquisitions.

     Environmental laws and regulations, including those governing air emissions and underground storage tanks, require compliance with new or more stringent standards that are imposed in the future. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Consequently, we may be required to make substantial expenditures in the future.


Concentration of Voting Power and Antitakeover Provisions of Our Charter May Reduce Stockholder Value in Any Potential Change of Control of Sonic

     Our common stock is divided into two classes with different voting rights. This dual class stock ownership allows the present holders of the Class B common stock to control Sonic. Holders of Class A common stock have one vote per share on all matters. Holders of Class B common stock have ten votes per share on all matters, except that they have only one vote per share on any transaction proposed by the Board of Directors or a Class B common stock holder or otherwise benefitting the Class B common stock holders constituting a:

     (a) "going private" transaction;

     (b) disposition of substantially all of Sonic's assets;

     (c) transfer resulting in a change in the nature of Sonic's business; or

   (d) merger or consolidation in which current holders of common stock would own less than 50% of the common stock following such transaction.

     The holders of Class B common stock currently hold less than a majority of Sonic's outstanding common stock, but a majority of Sonic's voting power. This may prevent or discourage a change of control of Sonic even if such action were favored by holders of Class A common stock.

     Our charter and bylaws make it more difficult for our stockholders to take certain corporate actions. See "Description of Capital Stock -- Delaware Law, Certain Charter and Bylaw Provisions and Certain Franchise Agreement Provisions." Options under our 1997 Stock Option Plan become immediately exercisable on a change in control of Sonic. These agreements, corporate documents and laws, as well as provisions of our franchise agreements permitting manufacturers to terminate such agreements upon a change of control and provisions of our lending arrangements creating an event of default on a change in control, may have the effect of delaying or preventing a change in control of Sonic or preventing stockholders from realizing a premium on the sale of their shares upon an acquisition of Sonic.


Year 2000 Computer Problems May Create Costs and Problems Adversely Affecting
   Sonic's Profitability

     We recognize the need to ensure that our operations will not be adversely impacted by Year 2000 computer software failures. We have completed an assessment of our operations in this regard and have determined that our systems are either currently Year 2000 compliant or that the costs associated with making our systems Year 2000 compliant are immaterial. However, many of our lenders, suppliers, including manufacturers and suppliers of finance and insurance products, and other third parties with whom our dealerships regularly conduct business may be significantly impacted by Year 2000 complications.

     Approximately half of our dealerships have received written verification from their respective manufacturer that their Dealer Communication System ("DCS"), which provides on-line communication with manufacturers necessary for ordering vehicles and parts inventory, submitting warranty claims, submitting dealership financial statements, receiving delivery reports and receiving technical reports used in service departments, is Year 2000 compliant. We have asked the remaining manufacturers to inform us of their DCS Year 2000 compliance status.

     Other than automobile manufacturers, we are primarily concerned with Year 2000 failures with banks and other financial service providers, companies providing financing and insurance to our customers and utilities providing electricity and water to our dealerships. We have received verification from our primary banks and lenders that their systems are Year 2000 compliant and that service is not expected to be interrupted by Year 2000 problems. We have contacted other key vendors and suppliers and are awaiting their responses concerning their Year 2000 remediation efforts.

     While we believe that we are taking appropriate steps to ensure we are adequately prepared to deal with Year 2000 problems as they arise, we cannot assure you that Year 2000 problems will not have a material adverse effect on our results of operations or financial condition. In a most reasonably likely worst case scenario, Year 2000 problems may delay our ability to sell vehicles, provide financing and insurance to our customers, provide parts and repair service to our customers, complete acquisitions or meet third-party obligations until Year 2000 problems can be resolved in the affected systems.


Amortization of Goodwill From Acquisitions Could Change, Resulting in Significant Reduction in Earnings for Future Periods

     Goodwill represented approximately 31.3% of our total assets and 126.4% of our stockholders' equity as of December 31, 1998, and 33.3% of our total assets and 129.7% of our stockholders' equity as of March 31, 1999. Goodwill arises when an acquiror pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles require that this and all other intangible assets be amortized over the period benefited. We determined that the period benefited by all of the goodwill will be no less than 40 years. Accordingly, we amortize goodwill over a 40 year period. Earnings reported in periods immediately following the acquisition would be overstated if Sonic attributed a 40 year benefit period to an intangible asset that should have had a shorter benefit period. In later years, we would be burdened by a continuing charge against earnings without the associated benefit to income valued by management in arriving at the price paid for the businesses. Earnings in later years also could be significantly affected if management determined then that the remaining balance of goodwill was impaired. We periodically compare the carrying value of goodwill with anticipated undiscounted future cash flows from operations of the businesses we have acquired to evaluate the recoverability of goodwill. We have concluded that the anticipated future cash flows associated with intangible assets recognized in the acquisitions will continue indefinitely, and there is no persuasive evidence that any material portion will dissipate over a period shorter than 40 years. Sonic will incur additional goodwill in its future acquisitions.


                WHERE YOU CAN FIND MORE INFORMATION ABOUT SONIC

     Sonic files annual, quarterly and special reports, proxy statements and other information with the SEC. These reports and information relate to Sonic's business, financial condition and other matters. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Copies may be obtained from the SEC by paying the required fees. The SEC maintains an internet web site that contains reports, proxy and information statements and other information regarding Sonic and other registrants that file electronically with the SEC. The SEC's web site is located at http://www.sec.gov. This information may also be read and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to documents we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, until the selling stockholders sell all the shares offered by this prospectus or we decide or terminate this offering earlier:

      (1) Sonic's Annual Report on Form 10-K for its fiscal year ended December 31, 1998 (File No. 1-13395);

      (2) Sonic's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1999;

      (3) Sonic's Definitive Proxy Materials dated May 19, 1999;

      (4) The unaudited pro forma consolidated financial data of Sonic Automotive, Inc., the combined financial statements of Williams Automotive Group, the financial statements of Economy Cars, Inc., the financial statements of Global Imports, Inc., the combined financial statements of Newsome Automotive Group, the combined financial statements of Lloyd Automotive Group and the financial statements of Lute Riley Motors, Inc., included in Sonic's Registration Statement on Form S-3 (Registration No. 333-71803);

      (5) The combined financial statements of Hatfield Automotive Group, the financial statements of Casa Ford of Houston, Inc. and the combined financial statements of Higginbotham Automotive Group, included in Sonic's Registration Statement on Form S-4 (Registration Nos. 333-64397 and 333-64397-001 through 333-64397-044); and

      (6) The description of Sonic's Class A common stock contained in Sonic's Registration Statement on Form 8-A, as amended, filed with the SEC pursuant to the Securities Exchange Act.

     We will provide upon request a free copy of any or all of the documents incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference) to anyone who receives this prospectus. Written or telephone requests should be directed to Mr. Todd Atenhan, Director of Investor Relations, P.O. Box 18747, Charlotte, North Carolina, 28218, Telephone (888) 766-4218.

     This prospectus is a part of a registration statement on Form S-3 filed with the SEC by Sonic. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as an exhibit to the registration statement or such other filing. You may obtain a copy of the registration statement and the exhibits filed with it from the SEC at any of the locations listed above.


                                USE OF PROCEEDS

     Sonic will not receive any proceeds from the sale by the selling stockholders of the shares offered hereby. The proceeds from the sales of shares offered hereby shall be retained solely for the account of the selling stockholders.


                             SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the shares to be offered hereby as of July 8, 1999, and as adjusted to reflect the sale of the securities offered hereby by the selling stockholders. Except as otherwise indicated, to the knowledge of Sonic, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the selling stockholders who may offer Class A common stock hereunder from time to time is based on information provided to Sonic by such stockholders, except for the assumed conversion ratio of shares of preferred stock into Class A common stock, which is based solely on the assumptions discussed or referenced in footnote (2) to the table. Information concerning such selling stockholders may change from time to time and any changes of which Sonic is advised will be set forth in a prospectus supplement to the extent required. See "Plan of Distribution." To the knowledge of Sonic, none of the selling stockholders has had within the past three years any material relationship with Sonic or any of its predecessors or affiliates, except as set forth in the footnotes to the following table.

                                           Shares                             Shares
                                        Beneficially         Shares        Beneficially
                                       Owned Prior to      to be Sold       Owned After
                                        the Offering    in the Offering    the Offering
                                      ---------------- ----------------- -----------------
Name of Selling Stockholder                Number            Number       Number   Percent
------------------------------------- ---------------- ----------------- -------- --------
 John H. Newsome, Jr.(1) ............      425,406(2)       425,406(2)      0        *
 Aldo B. Paret(3) ...................      306,630          306,630         0        *
 Thomas P. Williams, Sr.(4) .........      267,619          267,619         0        *
 Charles Clark Williams(4) ..........       25,018           25,018         0        *
 Thomas P. Williams, Jr.(4) .........       25,018           25,018         0        *
 Catherine D. Ward ..................        7,148            7,148         0        *

---------
*Represents less than 1% of the outstanding Class A common stock.
(1) Mr. Newsome is currently employed by Sonic pursuant to an employment agreement entered into in May 1999. Prior to joining Sonic, Mr. Newsome owned a controlling interest in, and served as the president of, Newsome Chevrolet World, Inc., Newsome Autoworld, Inc., JN Management Co., Imports of Florence, L.L.C. and Newsome Automotive, L.L.C., each of which was acquired by Sonic in May, 1999.
(2) Mr. Newsome currently beneficially owns 176,030 shares of Class A common stock and 3,750 shares of Class A convertible preferred stock, Series II. The total number of shares of Class A common stock shown above as being beneficially owned by Mr. Newsome represents an estimate of the number of shares of Class A common stock issuable upon conversion of his 3,750 shares of preferred stock assuming July 8, 1999 is the conversion date for his preferred stock. The average of the daily closing prices of the Class A common stock on the New York Stock Exchange for the 20 consecutive trading days ending on the trading day immediately before such date was used to determine the number of shares of Class A common stock issuable upon conversion of his preferred stock. The actual number of shares of Class A common stock offered hereby is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by Sonic at this time, including, among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion. You should not use the foregoing information as a prediction of the future market price of the Class A common stock or the date when Mr. Newsome will elect to convert his shares of preferred stock into shares of Class A common stock. These shares of preferred stock were issued to Mr. Newsome in a private placement transaction that was exempt from the registration requirements of the Securities Act.
(3) Mr. Paret is currently employed by Sonic's subsidiary, Casa Ford of Houston, Inc., pursuant to an employment agreement entered into in July 1998. Prior to joining Sonic, Mr. Paret owned a controlling interest in, and served as the president of, Casa Ford of Houston, Inc., which was acquired by Sonic in July, 1998.
(4) Each of Messrs. Thomas P. Williams, Sr., Charles Clark Williams and Thomas
P. Williams, Jr. is currently employed by Sonic pursuant to employment agreements entered into in March 1999. Prior to joining Sonic, each of these individuals were stockholders and officers of Tom Williams Buick, Inc., Williams Cadillac, Inc., Tom Williams Imports, Inc., Tom Williams Motors, Inc. and Williams Cadillac Company, Inc., each of which was acquired by Sonic in March, 1999.


                             PLAN OF DISTRIBUTION

     The selling stockholders may sell or distribute some or all of the shares from time to time through dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in a variety of ways, including:

   o transactions (which may involve crosses and block transactions) on the New York Stock Exchange or other exchanges on which the Class A common stock may be listed for trading;

     o privately negotiated transactions (including sales pursuant to pledges);


     o in the over-the-counter market;

     o in brokerage transactions; or

     o in a combination of these types of transactions.

     These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or other agents participating in these transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). These discounts, concessions or commissions as to a particular broker, dealer, or other agent might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with Sonic's consent, by donees of the selling stockholders, or by other persons, including pledgees, acquiring the shares and who wish to offer and sell their shares under circumstances requiring or making desirable its use. To the extent required, Sonic will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth the names of donees or pledgees of selling stockholders and any other material information with respect to the plan of distribution not previously disclosed.

     The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Sonic nor the selling stockholders can presently estimate the amount of such compensation. Sonic knows of no existing arrangements between any selling stockholder and any other selling stockholder, broker, dealer or other agent relating to the sale or distribution of the shares.

     Under applicable rules and regulations under the Securities Exchange Act, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the Class A common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the Class A common stock.

     Sonic will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions, concessions and discounts of brokers, dealers or other agents. Each selling stockholder may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Sonic may agree to indemnify the selling stockholders and any such statutory "underwriters" and controlling persons of such "underwriters" against certain liabilities, including certain liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.


                               MATERIAL CHANGES

     Jeffrey C. Rachor, Sonic's Vice President of Retail Operations, was elected as a director of Sonic effective May 31, 1999. Pursuant to authority granted to Sonic's Board of Directors under Sonic's bylaws, the Board of Directors increased the number of directors of Sonic from seven to eight and appointed Mr. Rachor to fill the vacancy created by this increase.

     On June 8, 1999, the stockholders of Sonic a pproved an amendment to
Sonic's charter increasing the number of shares of Class A common stock authorized for issuance from 50,000,000 to 100,000,000 and the number of shares of Class B common stock authorized for issuance from 15,000,000 to 30,000,000. This charter amendment was filed with the Delaware Secretary of State on June 17, 1999.

     On June 30, 1999, Sonic entered into an agreement with Capital Automotive REIT whereby Capital Automotive agreed to provide Sonic with up to $75,000,000 in real estate financing through December 31, 1999. In a separate transaction, Capital Automotive agreed to purchase all of the ownership interests of MMR Holdings, LLC, which owns or will own after the closing of Sonic's previously announced acquisitions, 52 properties leased or to be leased by Sonic. MMR Holdings currently is owned directly or indirectly by Bruton Smith, Sonic's Chairman and Chief Executive Officer. It is anticipated that Capital Automotive's acquisition of MMR Holdings will be completed in the third quarter of 1999. In addition, when the agreement for the sale of MMR Holdings was signed, Sonic, Mar Mar Realty Trust and MMR Holdings terminated the strategic alliance agreement whereby Mar Mar had provided Sonic with real estate financing, acquisition referral and related services.

     The historical audited financial statements of certain businesses acquired by Sonic since December 31, 1998 and the pro forma financial statements of Sonic for these acquisitions are hereby incorporated by reference to the Unaudited Pro Forma Consolidated Financial Data of Sonic, the Combined Financial Statements of Williams Automotive Group, the Financial Statements of Economy Cars, Inc., the Financial Statements of Global Imports, Inc., the Combined Financial Statements of Newsome Automobile Group, the Combined Financial Statements of Lloyd Automotive Group and the Financial Statements of Lute Riley Motors, Inc., included in our final prospectus dated April 29, 1999 that was filed with the SEC pursuant to Rule 424(b) under the Securities Act and that was a part of Sonic's Registration Statement on Form S-3 (No. 333-71803), which was declared effective by the SEC on April 29, 1999. The historical audited financial statements of certain businesses acquired by Sonic since December 31, 1997 are hereby incorporated by reference to the Combined Financial Statements of Hatfield Automotive Group, the Financial Statements of Casa Ford of Houston, Inc., and the Combined Financial Statements of Higginbotham Automotive Group, included in our Registration Statement on Form S-4 (Nos. 333-64397 and 333-64397-001 through 333-64397-044) dated November 3,
1998.

     Except as described above, there have been no material changes in Sonic's affairs which have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest annual report to security holders and which have not been described in a report on Form 10-Q or Form 8-K under the Securities Exchange Act.


                          DESCRIPTION OF CAPITAL STOCK

     Sonic's authorized capital stock consists of (a) 100,000,000 shares of Class A common stock, $.01 par value, (b) 30,000,000 shares of Class B common stock, $.01 par value, and (c) 3,000,000 shares of preferred stock, $.10 par value (of which 300,000 shares have been designated as Class A convertible preferred stock). As of July 8, 1999, Sonic had 21,872,215 outstanding shares of Class A common stock, 12,300,000 outstanding shares of Class B common stock and 30,458 outstanding shares of Class A convertible preferred stock. In connection with pending acquisitions, Sonic has agreed to issue approximately $24.0 million in Class A common stock.

     The following summary description of Sonic's capital stock does not purport to be complete and is qualified in its entirety by reference to Sonic's Amended and Restated Certificate of Incorporation (which was filed as an exhibit to Sonic's Registration Statement on Form S-1 (File No. 333-33295)), Sonic's amendment to its Amended and Restated Certificate of Incorporation (which is filed as an exhibit to the registration statement on Form S-3 of which this prospectus forms a part), Sonic's Certificate of Designations relating to the Class A convertible preferred stock (the "Designation") (which was filed as an exhibit to Sonic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), and to Delaware law. Reference is made to such exhibits and to Delaware law for a detailed description of the provisions thereof summarized below.


Common Stock

     Sonic's Class A common stock and Class B common stock are equal in all respects except for voting rights, conversion rights of the Class B common stock and as required by law, as discussed more fully below.


     Voting Rights; Conversion of Class B Common Stock to Class A Common Stock

     The voting powers, preferences and relative rights of the Class A common stock and the Class B common stock are subject to the following provisions. Holders of Class A common stock have one vote per share on all matters submitted to a vote of the stockholders of Sonic. Holders of Class B common stock are entitled to ten votes per share except as described below. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by Delaware Law. There is no cumulative voting with respect to the election of directors.

     In the event any shares of Class B common stock held by a member of the Smith Group are transferred outside of the Smith Group, such shares will automatically be converted into shares of Class A common stock. In addition, if the total number of shares of common stock held by members of the Smith Group is less than 15% of the total number of shares of common stock outstanding, all of the outstanding shares of Class B common stock automatically will be reclassified as Class A common stock. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A common stock must be identical to that received by holders of Class B common stock, except that in any such transaction in which shares of common stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the classes of common stock.

     Notwithstanding the foregoing, the holders of Class A common stock and Class B common stock vote as a single class, with each share of each class entitled to one vote per share, with respect to any transaction proposed or approved by the Board of Directors of Sonic or proposed by or on behalf of holders of the Class B common stock or as to which any member of the Smith Group or any affiliate thereof has a material financial interest other than as a then existing stockholder of Sonic constituting a

     o "going private" transaction,

     o sale or other disposition of all or substantially all of Sonic's assets,


   o sale or transfer which would cause the nature of Sonic's business to be no longer primarily oriented toward automobile dealership operations and related activities, or

   o merger or consolidation of Sonic in which the holders of the common stock will own less than 50% of the common stock following such transaction.

     A "going private" transaction is defined as any "Rule 13e-3 Transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934. An "affiliate" is defined as (a) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with any member of the Smith Group, (b) any corporation or organization (other than Sonic or a majority-owned subsidiary of Sonic) of which any member of the Smith Group is an officer, partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which any member of the Smith Group has a substantial beneficial interest, (c) a voting trust or similar arrangement pursuant to which any member of the Smith Group generally controls the vote of the shares of common stock held by or subject to such trust or arrangement, (d) any other trust or estate in which any member of the Smith Group has a substantial beneficial interest or as to which any member of the Smith Group serves as trustee or in a similar fiduciary capacity, or (e) any relative or spouse of any member of the Smith Group or any relative of such spouse, who has the same residence as any member of the Smith Group.

     As used in this prospectus, the term the "Smith Group" consists of the following persons:

     o Mr. Smith and his guardian, conservator, committee, or attorney-in-fact;


     o William S. Egan and his guardian, conservator, committee, or attorney-in-fact;

   o each lineal descendant of Messrs. Smith and Egan (a "Descendant") and their respective guardians, conservators, committees or attorneys-in-fact; and

     o each "Family Controlled Entity."

     The term "Family Controlled Entity" means (a) any not-for-profit corporation if at least 80% of its board of directors is composed of Mr. Smith, Mr. Egan and/or Descendants; (b) any other corporation if at least 80% of the value of its outstanding equity is owned by members of the Smith Group; (c) any partnership if at least 80% of the value of the partnership interests are owned by members of the Smith Group; and (d) any limited liability or similar company if at least 80% of the value of the company is owned by members of the Smith Group. For a discussion of the effects of the disproportionate voting rights of the common stock, see "Risk Factors -- Concentration of Voting Power and Antitakeover Provisions of our Charter May Reduce Stockholder Value in Any Potential Change of Control of Sonic."

     Under Sonic's charter and Delaware law, the holders of Class A common stock and/or Class B common stock are each entitled to vote as a separate class, as applicable, with respect to any amendment to Sonic's Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.


     Dividends

     Holders of the Class A common stock and the Class B common stock are entitled to receive ratably such dividends, if any, as are declared by our Board of Directors out of funds legally available for that purpose. An additional requirement is that dividends paid in shares of Class A common stock shall be paid only to holders of Class A common stock, and dividends paid in shares of Class B common stock shall be paid only to holders of Class B common stock. Sonic's charter provides that if there is any dividend, subdivision, combination or reclassification of either class of common stock, a proportionate dividend, subdivision, combination or reclassification of the other class of common stock must be made at the same time.


     Other Rights

     Stockholders of Sonic have no preemptive or other rights to subscribe for additional shares. In the event of the liquidation, dissolution or winding up of Sonic, holders of Class A common stock and Class B common stock are entitled to share ratably in all assets available for distribution to holders of common stock after payment in full of creditors. No shares of any class of common stock are subject to a redemption or a sinking fund.


     Transfer Agent and Registrar

     First Union National Bank is the transfer agent and registrar for the common stock.


Preferred Stock

     Dividends. The preferred stock has no preferential dividends. Rather, holders of preferred stock are entitled to participate in dividends payable on the Class A common stock on an "as-if-converted" basis.

     Voting Rights. Each share of preferred stock entitles its holder to a number of votes equal to that number of shares of Class A Common Stock into which it could be converted as of the record date for the vote.

     Liquidation Rights. The preferred stock has a liquidation preference of $1,000 per share.

     Conversion Rights. Each share of preferred stock is convertible into shares of Class A common stock at the holder's option at specified conversion rates. After the second anniversary of the date of issuance, any shares of preferred stock which have not been converted are subject to mandatory conversion to Class A common stock at the option of Sonic. No fractional shares of Class A common stock will be issued upon conversion of any shares of preferred stock. Instead, Sonic will pay cash equal to the value of such fractional share.

     Generally, each share of preferred stock is convertible into that number of shares of Class A common stock that has an aggregate Market Price at the time of conversion equal to $1,000 (with certain adjustments for the Series II and Series III preferred stock). Conversion of Series II preferred stock is subject to certain adjustments which have the effect of limiting increases and decreases in the value of the Class A common stock receivable upon conversion by 10% of the original value of the shares of Series II preferred stock. Conversion of Series III preferred stock is subject to certain adjustments which have the effect of limiting increases in the value of Class A common stock receivable upon conversion by 10% of the original value of the shares of Series III preferred stock. "Market Price" is defined as the average closing price per share of Class A common stock on the New York Stock Exchange for the twenty trading days immediately preceding the date of conversion. If the Class A common stock is no longer listed on the New York Stock Exchange, then the Market Price will be determined on the basis of prices reported on the principal exchange on which the Class A common stock is listed, or if not so listed, prices furnished by NASDAQ. If the Class A common stock is not listed on an exchange or reported on by NASDAQ, then the Market Price will be determined by Sonic's Board of Directors.

     Before the first anniversary of the date of issuance of preferred stock, each holder of preferred stock is unable to convert without first giving Sonic ten business days' notice and an opportunity to redeem such preferred stock at the then applicable redemption price.

     Redemption. The preferred stock is redeemable at Sonic's option at any time after the date of issuance. The redemption price for the Series I preferred stock is $1,000 per share. The redemption price for the Series II preferred stock and the Series III preferred stock is as follows: (a) prior to the second anniversary of the date of issuance, the redemption price is the greater of $1,000 per share or the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption, and (b) after the second anniversary of the date of issuance, the redemption price is the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption. There is no restriction on Sonic's ability to redeem the preferred stock while there is an arrearage in payment of dividends on such preferred stock.


Delaware Law, Certain Charter and Bylaw Provisions and Certain Franchise
   Agreement Provisions
     Certain provisions of Delaware Law and of Sonic's Charter and Bylaws, summarized in the following paragraphs, may be considered to have an antitakeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

     Delaware Antitakeover Law. Sonic is subject to the provisions of Delaware law, including Section 203. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (b) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (c) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Sonic to date has not made this election.


     Classified Board of Directors. Sonic's Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a takeover bid for Sonic. Moreover, under Delaware law, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. This provision, when coupled with the provision of the Bylaws authorizing only the board of directors to fill vacant directorships, will preclude stockholders of Sonic from removing incumbent directors without cause, simultaneously gaining control of the Board of Directors by filing the vacancies with their own nominees.

     Special Meetings of Stockholders. Sonic's Bylaws provide that special meetings of stockholders may be called only by the Chairman or by the Secretary or any Assistant Secretary at the request in writing of a majority of Sonic's Board of

Directors. Sonic's Bylaws also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting; the powers of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Sonic's Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of Sonic, (a) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 60 days nor more than 90 days prior to such anniversary date, and, (b) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

     Conflict of Interest Procedures. Sonic's charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in transactions involving arms'-length dealing with unrelated third parties. Moreover, any such transaction involving aggregate payments in excess of $500,000 must be approved by a majority of Sonic's directors and a majority of Sonic's independent directors. Otherwise, Sonic must obtain an opinion as to the financial fairness of the transactions to be issued by an investment banking or appraisal firm of national standing.

     Restrictions under Franchise Agreements. Sonic's franchise agreements impose restrictions on the transfer of the common stock. A number of Manufacturers prohibit transactions which affect changes in management control of Sonic. For instance, Ford may cause Sonic to sell or resign from its Ford franchises if any person or entity acquires 15% or more of Sonic's voting securities. Likewise, GM, Toyota and Infiniti may force the sale of their respective franchises if 20% or more of Sonic's voting securities are so acquired. Honda may force the sale of Sonic's Honda franchise if any person or entity, other than members of the Smith Group, acquires 5% of the Common Stock (10% if such entity is an institutional investor), and Honda deems such person or entity to be unsatisfactory. Volkswagen requires prior approval of any change in voting or managerial control of Sonic that would affect Sonic's voting or managerial control of its Volkswagen franchisee subsidiaries. Chrysler also requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic. Such restrictions may prevent or deter prospective acquirers from obtaining control of Sonic. See "Risk Factors -- Manufacturer Stock Ownership/Issuance Limits Limit Sonic's Ability to Issue Additional Equity to Meet Its Financing Needs."


                       CERTAIN MANUFACTURER RESTRICTIONS

     Under agreements between Sonic and certain manufacturers, Sonic has agreed to provide the statements provided below.

     Sonic's agreements with Honda and Mercedes require that it provide the following statement in this prospectus:

      No automobile manufacturer has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No automobile manufacturer has made any statements or representations in connection with the offering or has provided any information or materials that were used in connection with the offering, and no automobile manufacturer has any responsibility for the accuracy or completeness of this prospectus.

     Under Sonic's Dealer Agreement with GM, Sonic has agreed, among other things, to disclose the following provisions:

      Sonic will deliver to GM copies of all Schedules 13D and 13G, and all amendments thereto and terminations thereof, received by Sonic, within five days of receipt of such Schedules. If Sonic is aware of any ownership of its stock that should have been reported to it on Schedule 13D but that is not reported in a timely manner, it will promptly give GM written notice of such ownership, with any relevant information about the owner that Sonic possesses.

      If Sonic, through its Board of Directors or through shareholder action, proposes or if any person, entity or group sends Sonic a Schedule 13D, or any amendments thereto, disclosing (a) an agreement to acquire or the acquisition of aggregate ownership of more than 20% of the voting stock of Sonic and (b) Sonic, through its Board of Directors or through shareholder action, proposes or if any plans or proposals which relate to or would result in the following: (i) the acquisition by any person of more than 20% of the voting stock of Sonic other than for the purposes of ordinary passive investment; (ii) an extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving Sonic or a sale or transfer of a material amount of assets of Sonic and its subsidiaries;
   (iii) any change which, together with any changes made to the Board of Directors within the preceding year, would result in a change in control of the then current Board of Sonic; or (iv) in the case of an entity that produces motor vehicles or controls or is controlled by or is under common control with an entity that either produces motor vehicles or is a motor vehicle franchisor, the acquisition by any person, entity or group of more than 20% of the voting stock of Sonic and any proposal by any such person, entity or group, through the Sonic Board of Directors or shareholders action, to change the Board of Directors of Sonic, then, if such actions in GM's business judgment could have a material or adverse effect on its image or reputation in the GM dealerships operated by Sonic or be materially incompatible with GM's interests (and upon notice of GM's reasons for such judgment), Sonic has agreed that it will take one of the remedial actions set forth in the next paragraph within 90 days of receiving such Schedule 13D or such amendment.

      If Sonic is obligated under the previous paragraph to take remedial action, it will (a) transfer to GM or its designee, and GM or its designee will acquire the assets, properties or business associated with any GM dealership operated by Sonic at fair market value as determined in accordance with GM's Dealership Agreement with the Company, or (b) provide evidence to GM that such person, entity or group no longer has such threshold level of ownership interest in Sonic or that the actions described in clause (b) of the previous paragraph will not occur.

      Should Sonic or its GM franchisee subsidiary enter into an agreement to transfer the assets of the GM franchisee subsidiary to a third party, the right of first refusal described in the GM Dealer Agreement shall apply to any such transfer.


                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered hereby has been passed upon for Sonic by Parker, Poe, Adams & Bernstein, L.L.P., Charlotte, North Carolina.


                                    EXPERTS

     The consolidated financial statements of Sonic Automotive, Inc. and Subsidiaries, the combined financial statements of Hatfield Automotive Group, the combined financial statements of Higginbotham Automotive Group, the financial statements of Casa Ford of Houston, Inc., the combined financial statements of Williams Automotive Group, the financial statements of Economy Cars, Inc., the financial statements of Global Imports, Inc., the combined financial statements of Newsome Automotive Group, the combined financial statements of Lloyd Automotive Group, and the financial statements of Lute Riley Motors, Inc. incorporated by reference in this prospectus and elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               [GRAPHIC OMITTED]
                              Class A Common Stock




                                ---------------
                              P R O S P E C T U S

                                ---------------
                                       , 1999



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II


                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All of the costs identified below will be paid by the Company. Except for the SEC registration fee, all amounts are estimates.



  SEC Registration Fee ................    $4,200
  NYSE Listing Fee ....................     3,699
  Printing and Engraving Expenses .....       *
  Legal Fees and Expenses .............       *
  Accounting Fees and Expenses ........       *
  Miscellaneous Expenses ..............       *
                                        ---------
  Total ...............................    $  *
                                        =========

---------
* To be furnished by amendment.


Item 15. Indemnification of Directors and Officers

     Sonic's Bylaws effectively provide that Sonic shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, Sonic's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any actions, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. Sonic maintains insurance against liabilities under the Securities Act for the benefit of its officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

             Item 16. Exhibits and Financial Statement Schedules.




 Exhibit No.                                               Description
------------- ----------------------------------------------------------------------------------------------------
     3.1      Amendment to Sonic's Amended and Restated Certificate of Incorporation filed with the
              Delaware Secretary of State on June 17, 1999.
    4.1*      Form of Certificate for Sonic's Class A Common Stock (incorporated by reference to
              Exhibit 4.1 to Sonic's Registration Statement on Form S-1 (File No. 333-33295)).
    4.2*      Form of Certificate for Sonic's Class A Convertible Preferred Stock, Series I (incorporated by reference to Exhibit 4.2 to Sonic's Registration Statement on Form S-3 (File No. 333-68183)
              (the "December 1998 Form S-3")).
    4.3*      Form of Certificate for Sonic's Class A Convertible Preferred Stock, Series II (incorporated by reference to Exhibit 4.3 to the December 1998 Form S-3).
    4.4*      Form of Certificate for Sonic's Class A Convertible Preferred Stock, Series III (incorporated by reference to Exhibit 4.4 to the December 1998 Form S-3).
    4.5*      Certificate of Designations for Sonic's Class A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to Sonic's Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1998).
    4.6*      Stock Purchase Agreement dated as of April 30, 1998 by and among Sonic, Aldo B. Paret and
              Casa Ford of Houston, Inc. (incorporated by reference to Exhibit 99.13 to Sonic's Current
              Report on Form 8-K filed July 9, 1998).
    4.7*      Agreement and Plan of Merger dated as of March 16, 1999 by and among Sonic, Williams
              Cadillac Company, Inc., Thomas P. Williams, Sr., Charles Clark Williams, Thomas P. Williams,
              Jr. and Catherine D. Ward (incorporated by reference to Exhibit 10.35a to Sonic's Annual
              Report on Form 10-K for the fiscal year ended December 31, 1998).
    4.8       Agreement and Plan of Merger dated as of December 15, 1998 by and among Sonic, JN
              Management Co., Newsome Autoworld, Inc., Newsome Chevrolet World, Inc. and John H.
              Newsome, Jr. (the "Newsome Merger Agreement").
    4.9       Amendment No. 1 and Supplement to the Newsome Merger Agreement dated as of May 17,
                1999.
    5.1**     Opinion of Parker, Poe, Adams & Bernstein, L.L.P. regarding the legality of the securities being registered.
   23.1**     Consent of Parker, Poe, Adams & Bernstein, L.L.P. (included in Exhibit 5.1).
    23.2      Consent of Deloitte & Touche LLP.
    24.1      Powers of Attorney (included on Signature Page of Registration Statement).
     27*      Financial Data Schedule (incorporated by reference to Exhibit 27 to Sonic's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1999).

---------
*  Filed previously.

** To be filed by amendment.



Item 17. Undertakings.


     (a) The undersigned Registrant hereby undertakes:


      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:


         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;


         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.


      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 9th day of July, 1999.


                                        SONIC AUTOMOTIVE, INC.



                                        By:   /S/ THEODORE M. WRIGHT
                                          -------------------------------------

                                                  Theodore M. Wright

                                               Chief Financial Officer,
                                               Vice President-Finance,
                                               Treasurer and Secretary

     We the undersigned directors and officers of Sonic Automotive, Inc. do hereby constitute and appoint each of Messrs. O. Bruton Smith, Bryan Scott Smith, and Theodore M. Wright, each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things any of them may deem necessary or advisable to enable Sonic Automotive, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, any and all amendements (including post-effective amendments) hereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                Signature                                     Title                        Date
-----------------------------------------  ------------------------------------------ -------------
    /S/ O. BRUTON SMITH                    Chief Executive Officer                    July 9, 1999
   ----------------------------------
   O. Bruton Smith                         (principal executive officer)
                                           and Chairman
    /S/ B. SCOTT SMITH                     President, Chief Operating Officer and     July 9, 1999
   ----------------------------------
   B. Scott Smith                          Director
    /S/ THEODORE M. WRIGHT                 Chief Financial Officer, Vice President-   July 9, 1999
   ----------------------------------
   Theodore M. Wright                      Finance, Treasurer, Secretary
                                           (principal financial and accounting
                                           officer) and Director
    /S/ DENNIS D. HIGGINBOTHAM             President of Retail Operations and         July 9, 1999
   ----------------------------------
   Dennis D. Higginbotham                  Director
    /S/ JEFFREY C. RACHOR                  Vice President of Retail                   July 9, 1999
   ----------------------------------
   Jeffrey C. Rachor                       Operations and Director
    /S/ WILLIAM R. BROOKS                  Director                                   July 9, 1999
   ----------------------------------
   William R. Brooks
    /S/ WILLIAM P. BENTON                  Director                                   July 9, 1999
   ----------------------------------
   William P. Benton
    /S/ WILLIAM I. BELK                    Director                                   July 9, 1999
   ----------------------------------
   William I. Belk

                                 EXHIBIT INDEX



 Exhibit No.                                            Description
------------- ----------------------------------------------------------------------------------------------
     3.1      Amendment to Sonic's Amended and Restated Certificate of Incorporation filed with the
              Delaware Secretary of State on June 17, 1999.
    4.1*      Form of Certificate for Sonic's Class A Common Stock (incorporated by reference to
              Exhibit 4.1 to Sonic's Registration Statement on Form S-1 (File No. 333-33295)).
    4.2*      Form of Certificate for Sonic's Class A Convertible Preferred Stock, Series I
              (incorporated by reference to Exhibit 4.2 to Sonic's Registration Statement on Form S-3
              (File No. 333-68183) (the "December 1998 Form S-3")).
    4.3*      Form of Certificate for Sonic's Class A Convertible Preferred Stock, Series II
              (incorporated by reference to Exhibit 4.3 to the December 1998 Form S-3).
    4.4*      Form of Certificate for Sonic's Class A Convertible Preferred Stock, Series III
              (incorporated by reference to Exhibit 4.4 to the December 1998 Form S-3).
    4.5*      Certificate of Designations for Sonic's Class A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to Sonic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).
    4.6*      Stock Purchase Agreement dated as of April 30, 1998 by and among Sonic, Aldo B.
              Paret and Casa Ford of Houston, Inc. (incorporated by reference to Exhibit 99.13 to
              Sonic's Current Report on Form 8-K filed July 9, 1998).
    4.7*      Agreement and Plan of Merger dated as of March 16, 1999 by and among Sonic,
              Williams Cadillac Company, Inc., Thomas P. Williams, Sr., Charles Clark Williams,
              Thomas P. Williams, Jr. and Catherine D. Ward (incorporated by reference to Exhibit
              10.35a to Sonic's Annual Report on Form 10-K for the fiscal year ended December 31,
               1998).
    4.8       Agreement and Plan of Merger dated as of December 15, 1998 by and among Sonic, JN
              Management Co., Newsome Autoworld, Inc., Newsome Chevrolet World, Inc. and
              John H. Newsome, Jr. (the "Newsome Merger Agreement").
    4.9       Amendment No. 1 and Supplement to the Newsome Merger Agreement dated as of
              May 17, 1999.
    5.1**     Opinion of Parker, Poe, Adams & Bernstein, L.L.P. regarding the legality of the securities being registered.
   23.1**     Consent of Parker, Poe, Adams & Bernstein, L.L.P. (included in Exhibit 5.1).
    23.2      Consent of Deloitte & Touche LLP.
    24.1      Powers of Attorney (included on Signature Page of Registration Statement).
     27*      Financial Data Schedule (incorporated by reference to Exhibit 27 to Sonic's Quarterly
              Report on Form 10-Q for its fiscal quarter ended March 31, 1999).

---------
*  Filed previously.

** To be filed by amendment.